

February 12, 2013

Via E-mail
Daniel D. O'Neill
Principal Executive Officer
Direxion Asset Management LLC
1301 Avenue of the Americas (6th Avenue)
35th Floor
New York, NY 10019

> **Re:** **Direxion Shares ETF Trust II**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 10, 2013**
> **File No. 333-168227**

Dear Mr. O'Neill:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide us with any fact sheet that you intend to make available to potential investors.

3.   Please tell us if you may be subject to the provisions applicable to retail forex transactions with respect to your forward currency transactions. See Exchange Act Release No. 34-66868. In addition, please also tell us the impact on your planned business of the new SEC and CFTC rules and interpretations on key definitions of certain derivative products. See Securities Act Release No. 33-9338. We may have further comments.

4.   We note your disclosure on page 53 and elsewhere in the prospectus that you may enter into trades on non-U.S. exchanges. Please enhance your disclosure regarding your intent to invest in such non-U.S. exchanges specifically describing each such exchange, how each compares to U.S. exchanges and the extent of counterparty or other risks you may face by trading futures on such exchanges. We may have further comments.

5.   We note your disclosure on page 19 in the risk factor section regarding the potential impact of contango and backwardation. Please revise your disclosure to describe whether the gold, silver and currencies that are represented by the benchmarks you intend to track are and in the past have been in contango or backwardation. Please also update such disclosure in future filings.

6.   Please add a section to discuss your related party transactions in accordance with Item 404 of Regulation S-K.

Prospectus Cover Page

7.   We note your disclosure that the distributor will use its best efforts to sell shares. Please name the distributor as an underwriter under Section 2(a)(11) of the Securities Act.

8.   Clearly identify the benchmark that each fund will attempt to track and discuss the assets in which the fund expects to hold.

9.   Please identify the Initial Authorized Participant on the cover page and clarify, if true, that the initial price per share that will be paid by the Initial Authorized Participant is $40 per share. Please also describe how you will calculate the price per share that will be paid by Authorized Participants that purchase creation baskets in the future. Also describe how the price per share will be calculated for shares that are offered by Authorized Participants to the public.

10.   We note your disclosure in the table that the price per share is $40. Please revise to clearly disclose whether the price per share is the price to be paid by the Initial Authorized Participant or revise to reflect how the shares will be priced and offered on a continuous basis.

11.   We note that your shareholders will receive a Schedule K-1, which reports their allocable portion of tax items. Please explain this on the cover page of the prospectus. In

particular we note that Schedules K-1 are usually complex and involve the engagement by individuals of sophisticated tax experts.

12.   Please confirm that the cover page will be no more than one page in length. Refer to Item 501(b) of Regulation S-K.

Summary, page 1

13.   We note that some of your funds intend to track gold and silver benchmarks. Please include summary and risk factor disclosure as to how long-term gains on precious metals ETFs may be taxed at the higher collectibles rate rather than the long-term capital gains rate.

14.   Please include an organizational chart in your summary that details the various service providers to the Trust and the ownership relationship, if any, between such entities or advise us why such revision is not necessary.

15.   With respect to the gold and silver funds, please include a discussion on the relationship between a fund's performance and commodity spot price performance.

16.   Please clarify how you intend to publicly disseminate the daily NAV of the funds.

Overview, page 5

17.   We refer to your definition of "Financial Instruments" on page 5 and note that you may invest in "other over-the-counter transactions that are based on the price of the futures contract." Please identify these other over-the-counter transactions.

Creation and Redemption Transactions, page 8

18.   We note your disclosure that "Creation Units are redeemed generally for cash." Please disclose if consideration other than cash could be used. We note your disclosure on page 54 regarding block trades.

The Trust is an emerging growth company…, page 20

19.   We note your risk factor disclosure that the Sarbanes-Oxley Act requires, among other things, that the Trust maintain effective disclosure controls and procedures and internal control over financial reporting. Please confirm your understanding that in future periodic reports, you will include separate reports on disclosure controls and procedures and internal control over financial reporting for the registrant and for each series. Additionally, please note that within the controls and procedures disclosure of your future periodic reports, you should include a statement that the CEO/CFO certifications are applicable to each of the series as well as to the registrant.

Investment Objectives and Principal Investment Strategies, page 29

20.   Please add additional disclosure on how you intend to roll the futures contracts in which you intend to invest and discuss how each fund will be rebalanced. Include a discussion of anticipated fees you may incur in connection with such rebalancing.

Certain Performance Data, page 35

21.   Please provide historical data on the exchange rate for each Fund's underlying currency or price of the underlying commodity, as applicable.

Breakeven Table, page 38

22.   Please add narrative footnote disclosure to explain your analysis for the expenses included on the table, specifically the routine operational, administrative and other ordinary expenses and estimated rebalancing costs. We may have further comment.

23.   We note the disclosure on page 66 that the funds will pay for the administrator's, custodian's and transfer agent's fees. Please discuss if these are included in the routine operational, administrative and other ordinary expenses line item and include an estimate of expenses for each.

24.   We refer to footnote 1 to the table and note that your breakeven analysis is based on the assumption that the fund has $50 million in assets. Please tell us if your analysis will change if there is a change in the amount of your assets or the amount you raise in the offering.

25.   We note in the table that you imply the interest rate to be 0.15%. Please discuss the basis for this assumption.

Margin Levels Expected to be Held at the FCM, page 41

26.   There appears to be a table or other disclosure related to margin levels for non-hedger accounts missing at the end of this paragraph. Please revise or advise.

Litigation, page 58

27.   Please include disclosure as to the current status of each of the lawsuits discussed in this section.

Executive Officers of the Trust and Principals…, page 61

28.   Please explain how Rafferty Asset Management, LLC is affiliated with your sponsor. Further, we note in the biographies that you disclose when each person joined Rafferty. Please clarify how each person is affiliated with the Trust or the sponsor and indicate when such affiliation began.

29.   Please disclose when Mr. Ridnick joined you and/or your sponsor. See Item 401(e) of Regulation S-K.

30.   Please disclose the age of all persons listed on the table. See Item 401(b) of Regulation S-K.

Plan of Distribution, page 68

31.   We note your disclosure that an Authorized Participant may be deemed to be a statutory underwriter. Please disclose that the Initial Authorized Participant will be deemed to be a statutory underwriter in the offering.

Material Contracts, page 71

32.   Please include a discussion of the fee structure for each of the agreements discussed in this section, and whether there are any material termination fees associated with the termination of such agreements.

Report of Independent Registered Public Accounting Firm, page F-1

33.   Please amend your filing to provide revised audit report language from your accountant as of December 7, 2012, which clarifies that the accountant has audited the financial statements of each respective series in addition to auditing the financial statements for the registrant as a whole.

Statements of Assets and Liabilities, page F-2

34.   Please amend your filing to provide a Statement of Assets and Liabilities for the registrant.

Item 16. Exhibits and Financial Statement Schedules, page 1

35.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal or tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

<u>Signatures</u>

36.   Please include the signature of your principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form S-1 for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

                                                  Sincerely,

                                                  /s/ Tom Kluck

                                                  Tom Kluck
                                                  Branch Chief

cc: Mary T. Payne
       Reed Smith LLP